OLMA Capital Management Limited SC 13D

Exhibit 99.1

SALE AND PURCHASE AGREEMENT

between

1.	Vevo North America Capital Partners Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America, having the registration number 6173696 – EIN # ___________, and having its registered office located at 100 Park Avenue, 16th Floor, New York, NY 10017, United States of America,

(hereinafter referred to as "Seller"),

and

2.	Coppinger International LP, a limited partnership established under the laws of Ireland, registered with the Irish Companies Registration office under number LP2930 and having its principal place of business located at 7 Seville Place, Dublin 1, Ireland,

(hereinafter referred to as "Purchaser"),

(the Seller and the Purchaser are collectively referred to as "Parties" and each as a "Party").

PREAMBLE

(A)	COMMERCIAL VEHICLE GROUP, INC. is a company (the "Company") formed under the laws of the State of Delaware, with IRS Employer Identification number 41-1990662 and whose principal executive offices are located at 7800 Walton Parkway, 43054 New Albany, Ohio, USA. 31,327,663 shares of Common Stock of the Company are outstanding (the “Shares”), with a par value $.01 per Share. The Shares are registered and admitted for trading on the NASDAQ Global Select Market under the trading symbol CVGI;
(B)	The Seller intends to sell and transfer a number of 1,268,519 Shares (the "Sold Shares") to Purchaser. The Purchaser intends to acquire the Sold Shares pursuant to the terms and conditions set out in this agreement (this "Agreement").
1.	DEFINITIONS
"Agreement" has the meaning set forth in Preamble (B);
"Business Day" shall mean a day (other than a Saturday or a Sunday) on which banks are open to general business in New York and Dublin;
"Closing" shall have the meaning set forth in Clause 4.1;
"Closing Actions" shall have the meaning set forth in Clause 4.2;
"Closing Date" shall have the meaning set forth in Clause 4.1;

"Company" shall have the meaning set forth in Preamble (A);
"Party" or "Parties" shall have the meaning set forth in the introduction;
"Purchase Price" shall have the meaning set forth in Clause 3.1;
"Purchaser" shall have the meaning set forth in the introduction;
"Seller" shall have the meaning set forth in the introduction;
"Shares” shall have the meaning set forth in Preamble (A);
"Signing Date" shall mean April 6, 2020;
"Sold Shares" shall have the meaning set forth in Preamble (B).
2.	SALE OF SOLD SHARES
2.1	Sale

The Seller hereby sells the Sold Shares to the Purchaser, with economical effect, and with effect as of the Closing Date.

2.2	Ancillary Rights

The Sold Shares are sold together with all ancillary rights attaching to the Sold Shares, in particular the right to participate in any dividends or other distributions and any subscription or pre-emption rights. The Purchaser is exclusively entitled to any profits accruing for the present financial year, as well as to all profits accrued and not yet distributed for any previous financial year.

3.	PURCHASE PRICE
3.1	Determination of Purchase Price

The purchase price for the sale and transfer of all Sold Shares is US$3,805,557, based on a price of US$3.00 per Sold Share (the "Purchase Price").

3.2	Due Date of Purchase Price

The Purchase Price becomes due and payable as set forth in Clause 4.

3.3	Depository Account

The Purchaser will be using a deposit account kept at Banque Vontobel for purposes of Closing (as defined below).

4.	CLOSING
4.1	Closing Date, Place

The performance of the mutual obligations shall take place on such day as may be agreed upon by the Parties in writing and which falls no later than 10 Business Days following the date of this Agreement (the "Closing") and such date at which Closing actually occurs (the "Closing Date").

4.2	Closing Actions

At the Closing Date, the Parties shall perform the following actions (the "Closing Actions"), in each case concurrently with the performance of the Closing Actions of the respective other Party:

4.2.1	The Seller instructs its depository bank to transfer the Sold Shares credited on its securities account to the Purchaser's depository bank, subject to the simultaneous receipt of cash credit from the Purchaser's depository bank to the Seller’s depository bank in an amount equal to the Purchase Price by means of a share transfer procedure with simultaneous set-off of consideration.
4.2.2	The Purchaser provides funds equal to the Purchase Price to Purchaser's depository bank and the Purchaser instructs the Purchaser's depository bank to transfer an amount equal to the Purchase Price to the Seller's depository bank, subject to simultaneous receipt of the credit of the Sold Shares on the securities account maintained by Purchaser's depository bank directly corresponding to the Sold Shares from the Seller's depository bank in an amount equal to the Purchase Price by means of a share transfer procedure with simultaneous set-off of the consideration.
4.3	Payments

Save as stipulated otherwise in Clauses 4.2.1 and/or 4.2.2, all payments under or in connection with this Agreement shall be made by irrevocable wire transfer of immediately available US$-denominated funds, free of all taxes, bank charges and other deductions. If any payment falls due on a Business Day, such payment shall be payable on the next business day. All cash payments to be made by the Purchaser to the Seller under or in connection to this Agreement shall be made to the following bank account of the Seller:

______________________________________________

5.	SELLER'S REPRESENTATIONS AND WARRANTIES
5.1	Representations and warranties

The Seller hereby warrants and represents that the statements set out in this Clause are true and correct as of the date hereof, and, if so stated, as of the Closing Date, and where such statement is made with respect to a different specific point in time, in which case such statement shall be true and correct as of that specific point in time only.

5.2	Corporate
5.2.1	The Seller has the full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby and such transactions have been duly authorized by all necessary corporate action.
5.2.2	The Seller is the sole legal and beneficial owner of the Sold Shares and is entitled to freely dispose of them free of any third party rights. The Sold Shares are free and clear from any encumbrance or other third party rights.
5.2.3	The Sold Shares have been validly issued, are fully paid in, either in cash or in kind and have not been repaid and the Seller is the owner of the Sold Shares.
6.	CONFIDENTIALITY
6.1	Confidential Information

The Seller undertakes for a period of two (2) years from the Closing Date to keep confidential all confidential information constituting trade secrets of the Company known to it and not to disclose such matters and secrets, directly or indirectly, to any third party.

6.2	Communication

Except as agreed between the Seller and the Purchaser in writing, no Party will issue any press release or other public communication relating to this Agreement or the transactions contemplated hereby and/or will disclose any details regarding this transaction and the content of this Agreement to any third party (other than to its respective representatives, advisors and financing institutions in connection with the preparation, negotiation and the completion of this Agreement and the transactions stipulated herein in each case subject to appropriate confidentiality obligations).

6.3	Exceptions from Confidentiality

The obligations of confidentiality in Clauses 6.1 and 6.2 shall not apply to confidential information,

6.3.1	which was or is lawfully obtained by the Seller from other sources, which was or is or becomes generally available to the public;
6.3.2	which ceases to be a trade secret;
6.3.3	which is required to be disclosed to a competent tribunal or government agency or other regulatory body (including pursuant to a subpoena, civil investigative demand (or similar process), order, statute, rule of other legal requirement promulgated or imposed by a court or by a judicial, regulatory, self-regulatory or legislative body, organization, agency or committee or otherwise in connection with any judicial or administrative proceeding) (including, in response to oral questions, interrogatories or requests for information or documents);
6.3.4	any mandatory statutory announcement or disclosure, in particular under applicable US securities laws.

6.4	Information of Affiliates

Notwithstanding Clauses 6.1 and 6.2, each Party shall be entitled to provide information to its partners, advisors, directors, officers or employees and its affiliates (which for these purposes means any person directly or indirectly, controlling, controlled by, or under common control with, another person, whereby the term "control" means the power to direct the management or policies of a person through securities ownership, by contract or otherwise) or pursuant to appropriate terms of confidentiality to any existing or potential investor of the Seller and/or its affiliates.

7.	MISCELLANEOUS
7.1	Fees, Expenses

All fees, transfer taxes (including but not limited to real estate transfer taxes and value added taxes), stamp duties and other public levies, as well as the costs of any merger control proceedings or other governmental approvals or filings in connection with the execution and implementation of this Agreement, shall be borne by the Purchaser. Apart from this, each Party shall bear its own internal costs and taxes and the costs of its advisors.

7.2	Late Payment Interest

If any payment under or in connection with this Agreement is not made in full when due, the outstanding amount shall bear interest at the higher rate of (i) 500 basis points per annum above the three (3) months EURIBOR for equivalent amounts (calculated on the basis of 360 days/year) or (ii) 6 per cent per annum, each from and including the date the payment was due up to and including the date of actual payment.

7.3	Entire Agreement

This Agreement, including its contains the entire agreement of the Parties with respect to the subject matter hereof. Any supplements or amendments to or a termination of this Agreement, as well as any declarations to be made hereunder, shall be valid only if made in writing, or if required by law, in due notarial form. This shall also apply to any change to, or cancellation of, this provision.

7.4	Declarations, Notices

Unless provided otherwise in this Agreement, all declarations to be made or notices to be given by the Parties under this Agreement shall be in writing in English. They may be made by telefax or email, in which case they must at the same time be sent by registered mail with recorded delivery, or in any other manner permitted by law.

7.5	Severability Clause

Should a provision of this Agreement, or a provision included in this Agreement at a later point in time, be or become invalid or null and void as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void provision shall be deemed replaced, or the gap shall be deemed filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of conclusion of this Agreement.

7.6	No Assignment

The Purchaser may not assign or otherwise dispose of any rights or claims under or in connection with this Agreement without the prior written consent of the Seller except for the purpose of securing any financing for the Transaction contemplated hereby, provided that if the Purchaser makes any assignments or transfers of contract, the Purchaser shall remain liable towards the Seller under this Agreement.

7.7	Construction

In this Agreement:

7.7.1	any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include what most nearly approximates in that jurisdiction to the Irish legal term; and
7.7.2	the headings shall not affect the interpretation of this Agreement.
7.8	Substantive Law

This Agreement shall be governed by Irish law.

Vevo North America Capital Partners, Inc.

By:
Name: Mr. Andre Garbuglio
(Managing Director)

Coppinger International LP

By:
Name: Mr. Nicolas Salmon
(Duly authorized director, acting for and on behalf of OLMA Capital Management Ltd, the general partner of Coppinger International LP)